FILED BY EQUITABLE HOLDINGS, INC.

COMMISSION FILE NO.: 001-38469

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

AND DEEMED FILED PURSUANT TO RULE 14a–12 UNDER THE SECURITIES EXCHANGE OF 1934, AS AMENDED

SUBJECT COMPANY: EQUITABLE HOLDINGS, INC. AND COREBRIDGE FINANCIAL, INC.

The following is a transcript of the presentation made by Mark Constantini and Robin Raju at the KBW Insurance Conference 2026 on September 9, 2026.

FINAL TRANSCRIPT	2026-09-09
Corebridge Financial. Inc (CRBG US Equity)

KBW Insurance Conference

Company Participants

•	Marc Costantini, Chief Executive Officer
•	Robin Raju, Chief Financial Officer

Other Participants

•	Ryan Krueger, Analyst, KBW

Presentation

Ryan Krueger

All right.

We are going to get started with the next session.

So it's great to have I think we're referring to it as the new Equitable for now.

We have Marc Constantini, the CEO of Corebridge and soon to be the CEO of the new Equitable, and then we have Robin Raju, the current CFO of Equitable and will be the CFO of the combined company post merger when it closes.

Questions And Answers

Q - Ryan Krueger

So get started. Maybe just to start just ping back, why did Corebridge and Equitable ultimately decide to merge and what's your new vision for the new company going forward in the financial benefits that you expect to emerge from this merger?

A - Marc Costantini

Yes. Ryan, thank you.

It's great to see you, and thanks to everybody for attending, and it's great for Robin and I to be with all of you.

So I mean taking a step back, there's a significant amount of tailwind in our business, right? That's very cash able.

A number of people are retiring every year reaching age 65 and I think the worries that people have gone from working from dying too soon to living too long. And then when you look at the businesses that both Corebridge and Equitable had, they're extremely complementary. And it's a bit obvious, but when you look at doing transactions such as this one and the size of this one, you really have to strive for one plus one equals three.

And when you look at the complementary nature of the businesses from the asset management business, the advisory business and the former Aqua Advisors and the corporate advisers, the group retirement business and the institutional markets business and what it could do for our balance sheet. And last but not least, the individual retirement business and an extremely complementary nature of obviously Equitable

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being the market leader in the wireless space and Corebridge obviously having a top five position in the fixed annuity and fixed index annuity.

And overarching all of that is world-class distribution, right?

And it's vital in our business to have world-class distribution in the form of retail wholesaling in the form of direct to advisory and worksite.

So it's very complementary. And you bring those two platforms together and there are scale advantages which I'm sure we'll talk about it, but the scale manifests itself in many different ways.

But -- it's going to be a company that will have a market cap of north of $30 billion and over $25 billion of statutory capital tied to it. And -- so it's great financials which I'm sure Robin will add some comments here, but that's what branded these two great companies together.

A - Robin Raju

Yes. And before you get into finance, is one good thing when these companies come together, and Marc talks about a lot is the impact we're going to have on clients and the reach we're going to have on clients. Together, we're going to serve over 10 million plus clients the combined company.

So that's compelling because more customers mean more opportunities to grow. Purely from a financial side, I couldn't think of a more compelling transaction when it comes down to it.

We're going to be the number one U.S. insurer in terms of U.S.-based earnings and cash flow.

I wouldn't want exposure to any other retirement market. And if that's the source of our earnings and cash flows, that's a great position to be with the tailwinds in the market that Marc spoke about.

We're going to have $5 billion of operating earnings to combined business, $4 billion of cash flows, and we're going to deliver 15% return on equity.

So this is going to be a compelling transaction for shareholders, but we're really excited about what we're going to be doing for customers going forward.

Q - Ryan Krueger

I think it's been almost six months now since the merger was announced.

Can you give a little color on what you've been able to accomplish so far as you prepare for the day one of the merger close? And also just what the reaction has been from employees and distributors and other business partners.

A - Marc Costantini

Yes.

So I would say when we announced the transaction in late March, we were quite prescriptive. Mark Pearson, Robin and myself, about what it would do to our balance

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sheets and all that.

But first and foremost, we said as well we have to get the organization going, right? So we're sitting here today in early September, and we've announced the three most senior layers of the organization.

That's 500 executives that have been appointed to the firm. And those executives basically are running their day-to-day kind of responsibilities delivering on '26 until year-end when we are expecting to close, but as well planning for the future.

So in line with that, we've got this integration and transformation office we put in place.

It's been staffed and it's well on its way of orchestrating all of the integration activities that need to take place to hit the ground running on Jan one when we hope to close.

What it's done as well is we've secured obviously a number of our approvals.

So the -- if FINRA approved the transaction, our shareholders have approved the transaction. The antitrust process has taken place.

Obviously our shareholders approved the transaction last month or in July. And so we're working through the regulatory process now and there's four or five key states that oversee and govern the activity of both Equitable and CoreBridge that we're actively engaged in, and there's a couple of international regulatory bodies, type Alliance Bernstein that we're dealing with, but we are sitting here confident that we're marching towards the close at the end of the year, and then we'll hit the ground running very quickly in terms of bringing together a lot of synergies that Robin speaks so well about, but as well the growth. This is a growth story, right? In our comments, we just made a first question. This is all about growth.

It's about serving more customers.

It's about getting ahead of the retirement curve and really delivering solutions that end consumer, as Robin said.

And in terms of distributors, we have had a number of discussions across both firms with distributors. And we haven't heard of any revenue dissynergies, I guess as people refer to them too.

I think the large distributors are embracing this. The largest distributors want to have long-standing, deep companies and manufacturers that know this business have been there through various cycles and deliver on their promises. And obviously you're staring at a company that does all of that when we come together and have done so historically in each of our cases.

So the employees I mean it's a merger.

So it creates a 100% anxiety across both platforms, right? And our responsibility as management is to engage with the employees to be transparent, to be quick, as I mentioned, to make decisions and be -- and treat everybody the way you'd like to be treated, whether you've got a go-forward role or whether you've got a different role or whether you're leaving an organization, how in the organization treats you says a lot more about who we are.

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And we're working very hard to make sure that's the case, and there's a lot of transparency as we're marching towards the merger.

So.

Q - Ryan Krueger

Great.

I want to dig into some of the targets.

So you got it to 10% plus accretion, a component of that -- the biggest component of that was $500 million of expense synergies.

Can you talk more about the sequencing of and the key components to drive that? And then how -- I guess how big of a technology upgrade, does that expense save target contemplate as well?

A - Robin Raju

Sure.

So we announced of the 10% plus accretion.

We said about 6% to 8% is going to come from the expense synergies that we have across both firms.

I break it into four buckets. Headcount, obviously you have duplication enrolled, so there'll only be one person in one seat.

That's probably going to be where you get the front-loaded savings in any merger that we have. And as Marc said, we've already announced the first three layers of the organization.

So we already know that we're very highly confident in that number coming through based on where we are today, which is a great sign of our success and our confidence in achieving the overall $500 million. The other areas are going to be vendor consolidation.

If you think about where you get benefits from scale, you get really pricing power with your vendors.

Now we can't do that yet.

Some of that we have to wait, obviously to January 1.

But let's -- but we know Marc and I know that together, both firms, and we know by the inbounds that we get from a lot of our vendors that we're going to have the ability to get at scale pricing which is going to drive bottom line savings.

The third category would be IT consolidation. That's going to be a big piece of work that we do from now to year-end, picking what platforms that we're going to integrate. That's why it was so important that we get the leaders that are going to be accountable for that decisions upfront.

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So now the people that are accountable for the different businesses, for the different corporate functions, they will have to make the decisions on what are the best systems and IT integration that we'll do. And that will come through probably more so in 2028 than 2027 because that's going to take time in planning and process, but our Head of IT, he is -- he has his phrase, he wants to integrate, transform and innovate.

You can't do all at once, but we have to sequence it properly to make sure that we can run faster going forward post this.

And then obviously with any merger, you're going to have some real estate consolidation as well.

So that will be something that we pick up naturally, whether it's in New York or other areas, but that's going to be another piece that will come through later in 2020.

But where we sit here today Marc and I and very highly confident in achieving that expense synergy number. And it's really down to the actions that we have already in place and putting us in a position where we can make decisions come 2027 and start running right away.

Q - Ryan Krueger

Great.

So the other component of the EPS accretion was a 2% to 4% contribution from capital and tax synergies.

What are those synergies more specifically resulting from? And then how quickly will they emerge? Is that going to be pretty quickly and free up capital that can be redeployed or does it occur over time?

A - Robin Raju

Sure.

Well both will occur over the two years.

So within the 2% to 4% accretion, that's part of the 10% plus accretion from the merger. There'll be a portion related to cash tax savings, and that's us leveraging the non-life DTAs on Corebridge's balance sheet to offset some of the non-life earnings that we have from AllianceBernstein and the Wealth Management business.

So that's going to be real cash savings that we achieve post close.

Then we will have capital synergies, and we'll have some between the first two years, and I anticipate we'll have more later.

Some capital synergies come from if we decide to consolidate legal entities, but we can get it even without consolidation through internal reinsurance in some areas.

So that again will probably happen in 2028, where you get the cash tax savings immediately.

And then post 2028, I mean you've seen both companies, Corebridge and Equitable.

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We've had a good track record of capital optimization and making sure we can deliver value for shareholders and invest in growth. And so anticipate that's just going to be part of our DNA as a management team to unlock capital value and allocate it to the best sources.

Q - Ryan Krueger

Then on revenue synergies, you haven't officially given us a quantification of the revenue synergies, and they weren't part of the accretion guidance, but you have talked about some of the areas that you think will provide synergies.

I guess can you review what those are? And how meaningful you think they can be?

A - Marc Costantini

Yes. And it's interesting because we had a lot of discussions leading up to the announcement in March as to where would focus kind of our guidance. And we agreed on expense synergies and some of these capital and tax that Robin just went through because they're tangible and a lot of people in this room and others could put tangible value on it. And very quickly, when people grasp what Robin just said, we started getting peppered Robert and I want all the questions about growth.

And we did guide when we said -- we announced the merger that we were going to direct like $90 billion to $100 billion of assets that are on Corebridge's balance sheet, both the general account and separate accounts to AllianceBernstein and along the same timelines that Robin just mentioned.

And that net flows of $90 billion to $100 billion that AllianceBernstein would otherwise have received, right? So that right there, that's a 10% to 12% increase into their asset base and their margins and revenue. That does not include as well bringing all these great origination teams together, the ones at Corebridge Acrow and AllianceBernstein under one plateau.

And what I -- one of the things that I think we need to step back and reflect on is that when you look at the production that Equitable has and you add it to the production that Corebridge has across our retail market, and our institutional market, you're looking at an engine here that's going to generate over $60 billion a year of institutional and retail spread business.

And that creates a lot of origination capability that creates a lot of access to investment that otherwise would not be available to each firm, right? So that's a smattering numbers. And then you look at what we're going to do on the Group Retirement side, plus the advisory business, plus just AB itself, you see a lot of revenue flow that way.

And the synergies as well as through the distribution, Equitable advisers, I think Robin has said many times, does like 2-ish billion or so of fixed annuities and fixed and sensor annuities that now will have, let's say a proprietary offering to do so.

Equitable has a VUL product that was on our design table so we could quickly introduce that product into our distribution at Corebridge. And then you have the advisers and the penetration of the (inaudible) plants.

If you listen to a lot of what we say we need to cross-sell upsell those plans. And with the number of advisers that collective firm will have will be able to accelerate the growth of

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the penetration and service that these clients deserve. And on the institutional market size, the sure side of the balance sheet that will be in the circa of $500 million of on-balance sheet assets will give an appetite for a lot bigger, I would say PRT business and a lot bigger appetite for the GIC FABN product.

So we see a lot of growth opportunities on the revenue side. And I would say the story that's not said enough, and you'll hear Robin and I say a lot more next year when we --march towards Investor Day is that this is all about growth.

It's all about serving more customers, it's all about growth and the expense synergies obviously fall into place for all the reasons that Robin said.

Q - Ryan Krueger

Great.

So Equitable recently announced the sale of its employee benefits business. Are there other divestitures that you would consider from here of the combined companies.

I guess the one thing that comes to mind is kind of the remaining life exposure that the legacy Equitable had? Or do you feel pretty set on the business mix at this point going forward?

A - Robin Raju

Yes.

So look, this merger, it all comes back to scale. And scale matters in the businesses that we were in.

Let me touch first the Equitable employee benefits transaction.

We actually like the employee benefits market.

We think it's a good market.

We just weren't at scale and we weren't profitable.

So it's tough to compete. When you have to allocate capital to these other businesses, trying to grow a business as a greenfield, that scale, it was going to take too much time. And so the Hartford when they approached us, it was clear that they're a better owner of the business.

They're in the small business market. They can leverage our platform to go in.

So I think it was a win-win which is what you want in a transaction for both.

But -- it doesn't mean that we didn't like the employee benefits market.

It's just an at scale point.

If you look broader post-merger like, as Marc just mentioned, this is a growth story. We really want to allocate capital to fund growth to support Americans retire going forward.

Sure, you may see some mall cleanup reinsurance transactions. That's what I spoke about , that's like capital optimization.

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But -- when Marc and I get together, believe me, we don't talk about, oh, should we do reinsurance there? Should we do reinsurance there? That's -- I think both companies successfully use reinsurance to shift the balance sheet. And we're at a place where it's not needed at this time and it's really how do we fund the growth ambitions that we have for both companies by allocating capital appropriately.

Q - Ryan Krueger

All right.

So we're shifting more to growth then.

In the annuity business, so volumes have doubled basically in the retail annuity market, but it has also attracted a lot more competition at the same time.

I guess can you talk about how you're viewing competitive conditions today in the retail annuity market and how the new combined company is positioned within that?

A - Marc Costantini

Yes.

We like our chances.

I say that because we will have the broadest product portfolio.

I would say look at the manufacturing capabilities of the new Equitable and compared to any other player in the industry and look at the history of proven success in manufacturing those products profitably while serving customers better and delivering value to our shareholders.

I don't think anybody compares to this newco, look at the distribution, depth and breadth of the new firm.

Pretty much every retail outlet that serves a retirement need and a retirement and consumer will be touched by our distribution. People talk about scale. And to me, scale is an ability to touch every customer you can manufacture a solution for profitably while delivering extreme value to that customer and serving the shareholder well.

I don't think other companies compare to that.

So is there increased competition in some of the space? Yes. There is.

But I mean I've been tied to this business for the better part of 36 years. There's always been robust competition, right? And it's a matter of what's the -- I would say capital and thoughtful capital that's coming to the market for serving clients' needs and that capital needs to have an ability to originate assets to bank those liabilities, but needs to understand the liabilities, they're writing as well.

And this firm has deep experience on both sides of that balance sheet.

So we feel -- we're in it for the long run. And from the discussions we've had with distributors, I would say for many diets, we're as important to them as they are important to us which puts the relationship in a very good stead right? And that scale that we talk about that matters, right, because not having the new Equitable on your

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shelf is not something that many distributors would find appealing, right? And that puts us in a very good spot.

Now I think you're implicitly referring to some of the newer entrants that are asset-intensive or funded by halts and all that. And I think they picked the response, they operate in distributions that may be we have access to and they have access to, but they don't have the presence and the depth and the history behind their promises that we have.

So we won't come rational competition.

We welcome rational competition.

A - Robin Raju

It's going to be difficult to compete with us, though.

If you think we're going to have one of the lowest unit costs in the industry.

We're going to have great asset capabilities from AllianceBernstein, Blackstone, BlackRock to get a good risk-adjusted yield and we have world-class distribution.

So it's going to be really hard to be competitive on a disciplined way versus us.

So we expect we're going to grow, but also deliver great returns given those attributes.

Q - Ryan Krueger

I guess related -- somewhat related but -- and maybe I don't know if this is a combined question or one for each of you at this point since the merger hasn't closed.

But -- can you talk about the spread dynamics in, I guess, each company's retirement business at this point in time and how to think about the near-term trajectory there?

A - Marc Costantini

Yes. I can give you maybe the Corebridge perspective to your point about that we're operating independently.

So I think if you've been listening and following Corebridge, it's been a story of a transition in a pivot in our Group Retirement business, right? The Group Retirement business has circa $130 billion of assets tied to it, $80 billion is in the retirement space and $50 billion is in the out-of-plan business.

We've been obviously cross-servicing and cross-penetrating our plans basically and growing our advisory business that is in excess of $20 billion now of that $50 billion and we have 1.5 million participants in plan that we're trying to penetrate and serve and cross-serve and that's created like 300,000 of these out-of-plan members that have the $50 billion of assets. And we are approaching it in terms of taking our business from a largely spread-based business, the fee-based business.

And as you have seen in Q2, we basically clipped the 50-50 kind of approach there.

So we are in a good position, and we're growing and cross-pollinating.

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I think the merger will even bring more attention and ability to penetrate those plans, as a stand-alone company, we felt there was a $30 billion opportunity there in terms of upside of cross-selling and upselling in our plans with the merger, I think that accelerates.

So to the spread comment, we leading up to year-end and into Q1, we were defending that we had floating rate assets. And we were saying, hey, if there's contraction, if rates are going down, it's about $20 million, $25 million for every 25 basis points.

Well the same thing happens when rates go up.

So that's a tailwind to our spreads.

I think we guided when we started the year to $2.55 billion of absolute spread income, we are sitting here confident that we will achieve that.

So I think our spread business is doing well.

I think the block of business is behaving overall as we intended.

I'm including our individual retirement business here as I talk about the spread business.

So I think we're sitting here in a good position, and we feel confident, obviously bringing equitable with Corebridge that will only accelerate some of the dynamics I just mentioned for our block.

A - Robin Raju

One of the areas I'm excited about the merger, to is innovation that's going to come out of both businesses. And when you innovate, you can get outsized margins early. And that's a little bit what happened with Equitable with our Rilaproduct.

We were first to the market, we were educating advisers on the needs to have equity exposure, engineering retirement.

But we're the only ones there.

And so we had outsized margins.

We're writing new business at 20% plus IRRs for many years. And then everybody came to the market.

Now the pie has gotten bigger, and we've continued to grow and maintained our market share, but margins have normalized. And so now we're writing what I would call at scale margins, 15% IRRs on that Rila product.

But from the pre-2020 business, we had big margins on it, that business rolls off and now margins have stabilized. And so that's the spread compression that you saw. And you also saw in the first two quarters now as we guided margins have stabilized, spreads have stabilized in that business overall.

So going forward, we expect spreads to continue to be stable and NIM net interest margin to grow as book value grows ex embedded derivatives. And that's how we are confident with that as we've seen it in the last few quarters. And the Rila block, the pre-2020 is now less than 10% of the total block.

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So it's not really significant at this point.

Q - Ryan Krueger

Got it. And then the variable component of spread. Any updated comments from either company on third quarter expectations for variable investment income at this point?

A - Robin Raju

Sure.

I could start. Alt continues to be a volatile category for sure, as you've seen over the last few years with interest rates and change in dynamics where public equity markets are we underperformed our long-term target, the last few years.

In the third quarter, we're expecting 4% to 5% growth, so a rebound from the lower second quarter that we have.

So we should be at a 4% to 5% annualized growth rate for the third quarter.

The drag in the portfolio is really coming from real estate equity at this time in some debenture investments where you're seeing some of the growth equity funds have more recovery with the delay in equity markets. And then we'd expect if markets are normalized, that return should come back to longer-term targets over time.

Q - Ryan Krueger

I mean 4% to 5% return, is that correct?

A - Robin Raju

Correct.

A - Marc Costantini

So for Corebridge, I think coming in and out of Q2, we guided to very soft, I would say VII results for the balance of the year, I would say that for Q3, we will exceed the guidance we mentioned and will be more in the ZIP Code that Robin just mentioned, north of 5% for the quarter for VII.

So I think that's positive versus what we had guided.

Now what I would say as well and I want to give perspective to the audience here. Both companies alts exposure is way less than the industry average. And our view, and it's very much aligned with Equable is that the alts play a role in people's portfolio.

And when I say people, a big company's portfolio, because if you're issuing, let's say a liability, a life liability or a pension risk transfer that has liabilities exceed 25, 30 years, there's no good spread assets available, right? And economically, all through the right asset to defease that liability until you can move those assets to some good spread assets, right?

So and it's -- each of us personally, if you have a 30-year outlook, you invest in fixed income or you invest in equities, right? So it's the same economic equation, it's just that the accounting makes it flow through operating income which creates that volatility.

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But if you're buying a hole and you get the capital appreciation and the actual return and investment income over the course of time which is what we're both saying here, it's a great asset to defease that long-tail liability which is why we buy it to start.

Q - Ryan Krueger

Shifting to the wealth business.

So Equitable's wealth management business has had very good momentum across financial metrics.

Can you speak a bit about what's been driving that and the continued runway for revenue growth and margin expansion? And then, I guess as a related follow-up, Marc touched on this a little bit, but just how can that all be accelerated with the wealth platform that will be then kind of connected with Corebridge?

A - Robin Raju

We're really excited about the wealth business at Equitable.

It's doubled in earnings since our Investor Day. And our target two years both low plan. Why is that? I think it comes down to the people and the advice that we provide.

So one thing that's unique to Equitable, I think than many other wealth managers there is we recruit new people to the business and we hire experienced hires. That's important because it ensures that we maintain discipline. And what really separates us is the training.

So we have holistic life planning training programs and we help our advisers transition from they start into schools and they become wealth planners over time. And that's the best way we see to increase productivity.

The proof is you've seen the double-digit productivity that we've had every year since we brought that business out as a segment. And the way we've done it is really unique because we do have these two levels of recruiting and the training that we provide overall.

And I think that is really the secret sauce of Equitable.

It's that strong performance culture and people helping each other out and trying to touch more customers overall.

If you look from a net flow perspective, we've had double-digit organic growth in that business.

I would say it's like top quartile.

I can't find anyone that has better organic growth in their wealth business than we do in Equitable advisers.

And that's a proof point of more customers touching us and the productivity that we have in that business overall.

We also have another wealth management business too that we are excited about is the private wealth business at AllianceBernstein. That's a real gem inside AllianceBernstein,

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that not a lot of people speak about that really provides a unique solution orientation towards ultra high net worth as well.

So both businesses together, we touch clients in the mass affluent, and we touch clients in the high net worth area, and that excites us going forward. And Marc, you should touch about it. You've met now I think some of the Equitable advisers and some of the people, your thoughts are on that.

A - Marc Costantini

Yes. No. I would say that as somewhat objective assessment, when we started having a dialogue with Equitable I would say my view and my strong view was that agro Advisors was a gem, and the private wealth business that AllianceBernstein was a gem.

And -- and I would say the last six months, I've only proven to make it my believe they're even stronger based on all the dynamics that Robin has said. And I have met 30-odd plus people of the leadership there and some of the people on the ground and the branches. And it's amazing how they go after doing what's right for the customers first and packaging the right solutions for their financial needs.

And how the culture there is incredible.

Now I would say we have 1,000 or so advisers at Corebridge. And we invited some of the leadership of Equatadvisers to one of our main national meetings a few months ago. And the similar culture kind of runs through the corporate advisers to the point where a very senior leader at Equitable advisers that was there and said, hi, if I close my eyes, I think I was at an Equitable advisers meeting given the cultural assessment and as well the challenge for both organizations is you got to bring those two together and you're dealing with personalities that don't like to disrupt their book, right?

So we got to be thoughtful how we bring it together and make sure that one plus one equals three.

But obviously the platform and the success that Equitable advisers has had is an incredibly attractive for our future and speaks volume about why we're bullish on the value proposition we'll have going forward.

Q - Ryan Krueger

And then on the Institutional markets business.

So both companies have been generating double-digit growth in balances, Equitable is more focused on spread lending, and I think there's more PRT as part of the Corebridge portfolio, along with other liabilities. Do you see the merger changing much on the growth rates of those of those businesses? Can you do more as a combined company? Or should we just think about it as you can continue to grow in that double-digit type range?

A - Robin Raju

Yes.

I think we're going to increase the growth rate across all of our businesses with the revenue synergies that we have -- if you think Marc mentioned it on the spread lending business is now you have a bigger balance sheet, you can do more, and you could be

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disciplined. From an equitable perspective, one thing that was interesting is we did want to broaden out our liabilities.

And in institutional business is a great way to allocate capital in a disciplined manner. And you saw me outside in looking at Corebridge in the second quarter, how they were disciplined in allocating capital between institutional and retail depending on where cost of funds is, now we can do it at a much bigger and broader scale.

So having an institutional business that's at scale outside and looking at Corebridge's PRT business, that's a good business that we would have loved to get into.

But again we can't do it at scale.

Now we're at the merger, we can do it at scale.

So having these different businesses plays an important part in terms of capital allocation.

And it really drives discipline that Equitable couldn't do by itself today or would have taken years, 10 years to develop our institutional business where Corebridge is at today.

So from my perspective, like it really helps increase the growth rate, but also how allows us to be very disciplined capital allocators as well.

Q - Ryan Krueger

I guess Marc, on the Individual Life business, you've been pretty positive on that business and its potential since from the get-go since you came into a Corebridge.

I guess what's driving the optimism there? And then what have you been doing to position that business to have better growth?

A - Marc Costantini

Yes. Yes.

So I am bullish on the Life business. And I'm bullish on the light business at Corebridge and the new Equitable based on a couple of facts that I'm going to mention here.

First of all, -- if you look at and I looked at it objectively, when I joined the firm last December, if you look at the last 12, 16 quarters, the Corporages life business has printed mortality gains.

Okay. So what does that mean? Okay. That means a few things. That means the business has been well underwritten and the business is performing and mortality is improving, right, because that's versus expected, right?

And then you look at what's the market segment we're serving versus other market segments. And it's serving, I would say the mid-market and the emerging affluent market, right?

So -- and that slice. And you can -- we can talk about it.

I mean actually about what's driving that mortality, and I'm happy to do so if we had more time.

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But that bodes well for the life business. Then I look at -- I went to the new business area, and I said, hi, how are we processing business?

How is our STP, show me how the firms think of our operations? And we had very low grades I'm going, okay. We're writing a decent amount of business.

We're printing mortality margins, and we are less than appealing operationally.

If we make ourselves appealing operationally and we make ourselves the easiest to do business and we create connectivity with the distribution and the end adviser, then we can easily accelerate the growth without putting any margin at risk. And the margin of the business are attractive and they naturally diversify your balance sheet because we're obviously writing a lot of longevity business on the annuity side.

Now the balance sheet of Core Bridge is still net long mortality, meaning we've got more mortality risk and longevity risk.

I like that.

I like that a lot because if you -- if I went to a casino and red was living longer and black was dying sooner.

I put my money on red based on all the money that's going into biotech and developments.

I think there will be a nonship in the mortality curve, and I'm happy to talk about that in detail as well.

So that's why I'm bullish.

I'm mortality bullish on mortality written thoughtfully and at good margins. And I think that's what we have at coverage.

Q - Ryan Krueger

So is the main driver of better growth potential there, the operational improvement?

A - Marc Costantini

The operational without changing the product margins without necessarily doing putting yourself in a position where you're writing a business that you'll find an appealing down the road.

So that doesn't mean we won't have an assumption updates based on policy or were on older blocks or other blocks.

I'm just telling you that the business we're writing in the business that's printing mortality margins as an attractive one.

Q - Ryan Krueger

At AllianceBernstein, it's already achieved the private markets AUM target ahead of schedule. The margins are within the target range. Like what are the key milestones maybe from here now that you've achieved those two things?

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A - Robin Raju

Yes.

So at Investor Day we announced that we wanted to grow AB's private credit business to $90 billion to $100 billion. Ryan, as you mentioned, we achieved that well in advance of our target. AB has done a good job of building new capabilities and leveraging the Equitable insurance capabilities to accelerate growth.

So we hired a private ABS team that came over, now was able to produce good risk-adjusted returns to us.

They've now also built out their CML platform. That allowed us to move $12 billion in CML assets to them in July. That's a huge differentiator for AB that other traditional asset managers don't have. They have an insurer to help build new capabilities. And then AB has unique distribution, private wealth we talked about, but also in Asia, where there are local in the markets, and they have 25-plus years of history, a strong brand, where they can now distribute these products to third parties.

That's going to be accretive to margins over time. Right now new business at AB generates about 45% to 50% incremental margin that we put on.

So that's a good tailwind for us as we want margins to grow over time as well.

But AB, as we mentioned, has been a differentiator for Equitable with this flywheel effect.

It's just going to now run faster with the Corebridge merger (inaudible).

A - Marc Costantini

$80 billion to $90 billion of origination a year; demand, right? There's the new business flow plus there's a $500 billion asset that rolls over, right? And some of that will need to be redeployed.

So you're looking at in addition to all of what we're doing off balance sheet, just the on-balance sheet origination need will be north of $80 billion.

So that arms AB and everything Robin said with a lot of opportunity.

Q - Ryan Krueger

And just one on the regulatory front. Any particular key issues or debates you're focused on that could either impact the industry or equal Corebridge?

A - Marc Costantini

Well may as a hot topic right now I guess always on the regulatory side of it. And one thing I know Marc agrees with me like the one thing the combined companies want to do is advocate for a healthier industry. Like we need to do our part, right, good business, print good margins, be disciplined allocators of capital.

But we want to advocate for a good healthy industry overall. And you've seen Equitable do that.

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We started with VM-21 under reversion to mean. That took a long time as I tell Ryan to become effective, but that's now in place. we did structure capital charges.

So you see that impacting below BBB and below CLO businesses, and that has changed. You've seen some companies indicate that's going to change their risk profile for those securities overall.

And then also reinsurance.

We're advocates of reinsurance.

Both companies leverage Bermuda because we believe it's an economic regime and a disciplined regime.

But our local regulators should have disclosures and understand what assets are moving offshore and why they're moving offshore and have good visibility with that as well. And I think where the NAIC and where the industry move into is transparency. And I think transparency is important to build trust. And ultimately, if the whole industry wants to rerate and have a higher rating going forward as a PE multiple, we need to have more trust more trust from clients and more trust from shareholders.

And I think a healthier industry and continuing to advocate for a healthy industry is important for all of us.

Q - Ryan Krueger

All right. Excellent.

We're going to wrap it up there. Thank you to the new Equitable team.

A - Marc Costantini

Thank you, Ryan.

A - Robin Raju

Thanks a lot.

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Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Key factors include, among others, the ability to repurchase shares (if either of Equitable or Corebridge decides to do so) within the expected timing or at all; the ability to complete the Proposed Transaction on the timeframe or on the terms currently anticipated or at all, including due to a failure to obtain requisite stock exchange, regulatory, governmental or other approvals; risks related to difficulties, inabilities or delays in integrating the parties’ businesses; the ability to realize the anticipated benefits of the Proposed Transaction, including estimated run-rate expense synergies and projected cost savings at the times, and to the extent, anticipated, as well as expected operating earnings and cash flow generation; the occurrence of any event, change or other circumstance that could give rise to the right of either or both parties to terminate the merger agreement; the potential impact of the announcement or consummation of the Proposed Transaction on Equitable or Corebridge’s stock price and on their respective business, contractual and operational relationships (including with regulatory bodies, employees, suppliers, clients and competitors); risks related to business disruptions from the Proposed Transaction that may harm the business or current plans and operations of either or both parties, including diversion of management time from ongoing business operations; the risk that the Proposed Transaction and its announcement could have an adverse effect on the ability of either or both parties to hire and retain key personnel; the parties’ ability to raise debt on favorable terms or at all; the outcome of any legal proceedings that may be instituted against Equitable, Corebridge, their new parent company or their respective directors; restrictions on the conduct of Equitable and Corebridge’s respective businesses prior to the closing of the Proposed Transaction and on each of their ability to pursue alternatives to the Proposed Transaction; the possibility that the Proposed Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, or unforeseen or unknown liabilities; the potential impact of a downgrade in Equitable or Corebridge’s Insurer Financial Strength ratings or credit ratings or of the new parent company of Equitable and Corebridge following completion of the Proposed Transaction; other factors that may affect future results of Equitable and Corebridge; and management’s response to any of the aforementioned factors.

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The foregoing list of factors is not exhaustive. You should carefully consider these factors and the other risks and uncertainties described in the “Risk Factors” section of the new parent company’s Registration Statement on Form S-4 and other documents filed or furnished by Equitable and Corebridge from time to time with the U.S. Securities and Exchange Commission (the “SEC”), including their Annual Reports on Form 10-K for the year ended December 31, 2025 and Quarterly Reports on Form 10-Q. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither Equitable nor Corebridge presently know or that Equitable and Corebridge currently believe are immaterial that could also cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect Equitable and Corebridge’s expectations, plans or forecasts of future events and views as of the date of this communication. Equitable and Corebridge anticipate that subsequent events and developments will cause Equitable and Corebridge’s assessments to change. While Equitable and Corebridge may elect to update these forward-looking statements at some point in the future, Equitable and Corebridge specifically disclaim any obligation to do so, unless required by applicable law. Neither Equitable nor Corebridge gives any assurance that Equitable, Corebridge or their new parent company will achieve the results or other matters set forth in the forward-looking statements.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or in a transaction exempt from the registration requirements of the Securities Act.

Important Information and Where to Find It

This communication relates to the Proposed Transaction, which is the subject of a Registration Statement on Form S-4 filed by the new parent company with the SEC. The Registration Statement includes a joint proxy statement of Equitable and Corebridge that also constitutes a prospectus of the new parent company. The Registration Statement was declared effective by the SEC on June 23, 2026, and the new parent company filed a prospectus with the SEC on June 23, 2026. Equitable and Corebridge commenced mailing to their respective stockholders on or about June 23, 2026. Equitable, Corebridge and the new parent company may also file with or furnish to the SEC other relevant documents regarding the Proposed Transaction. This communication is not a substitute for the Registration Statement that the new parent company has filed with the SEC or any other documents that have been or may be sent to Equitable’s stockholders or Corebridge’s stockholders in connection with the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH, OR FURNISHED TO, THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING EQUITABLE, COREBRIDGE, THEIR NEW PARENT COMPANY, THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Equitable, Corebridge or the new parent company through the website maintained by the SEC at http://www.sec.gov or from Equitable at its website, https://equitableholdings.com, or from Corebridge at its website, https://www.corebridgefinancial.com (information included on or accessible through either of Equitable or Corebridge’s website is not incorporated by reference into this communication.

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